Exhibit 99.2

HPT LISTED NYSE

Hospitality Properties Trust

Fourth Quarter 2011

Supplemental Operating and Financial Data


HPT

Royal Sonesta, New Orleans, LA.
Guest Rooms: 483.

All amounts in this report are unaudited.

TABLE OF CONTENTS

TABLE OF CONTENTS


HPT


HPT

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE” OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS’ OR TENANTS' ABILITIES TO PAY THE FULL CONTRACTUAL AMOUNTS OR ANY LESSER AMOUNTS OF RETURNS OR RENTS DUE TO US,
- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY THE AMENDED AND DEFERRED RENT AMOUNTS DUE TO US,
- OUR ABILITY TO OBTAIN AND MAINTAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,
- OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR ABILITY TO PURCHASE OR SELL ADDITIONAL PROPERTIES,
- OUR PLANS TO PURSUE THE SALE OF CERTAIN HOTELS, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS AND HOTEL MANAGERS OPERATE,


HPT

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS INCLUDING OUR EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE AN ADDITIONAL CASH PAYMENT AND BECAUSE THE AMOUNT OF THE SECURITY DEPOSITS AVAILABLE FOR FUTURE USE IS REDUCED AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR TENANTS OR MANAGERS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,

- WE EXPECT THAT WHILE THE SECURITY DEPOSIT UNDER OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL, INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT IMPLIES MARRIOTT WILL BE ABLE AND WILLING TO FULFILL ITS OBLIGATION UNDER THIS GUARANTY, OR THAT SHORTFALLS WILL NOT EXCEED THE $40.0 MILLION GUARANTY CAP. WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR HOTELS,

- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE NET CASH FLOWS FROM OPERATIONS OF THE HOTELS INCLUDED IN OUR MANAGEMENT AGREEMENT AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE PAYMENT SHORTFALLS,

- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY VOLUME ARE OFTEN A REFLECTION OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY VOLUME MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL OPERATORS AND TENANTS MAY SUFFER AND THESE OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED HOTEL OPERATING RESULTS FOR EXTENDED PERIODS MAY RESULT IN THE GUARANTORS OF OUR MINIMUM RETURNS OR RENTS DUE FROM OUR HOTEL INVESTMENTS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES MAY BE EXHAUSTED,


HPT

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR CONTRACT TERMS FOR NEW PROPERTIES,

- OUR RECENT AMENDMENTS TO OUR LEASES WITH TA MAY IMPLY THAT TA CAN AFFORD TO PAY THE AMENDED AND DEFERRED RENT AMOUNTS AND THAT IT WILL TIMELY DO SO IN THE FUTURE. IN FACT, SINCE ITS FORMATION TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVELS OF GENERAL COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY THE AMENDED AND DEFERRED RENTS DUE TO US,

- WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING TERMS, MANAGEMENT AGREEMENTS OR LEASE TERMS FOR NEW PROPERTIES,

- WE ARE CONSIDERING SELLING CERTAIN HOTELS. WE MAY BE UNABLE TO SELL ANY OF THE HOTELS WE DECIDE TO SELL OR MAY SELL THE HOTELS AT AMOUNTS THAT ARE LESS THAN THEIR CARRYING VALUES, AND

- THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA STATES THAT WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH TA, SONESTA, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING UNDER “RISK FACTORS” IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

Hyatt Place, Orlando, FL.
Guest Rooms: 134.

COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, or us, is a real estate investment trust, or REIT. As of December 31, 2011, we owned 288 hotels and 185 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We are the only investment grade rated, publicly owned hospitality REIT in the country and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of December 31, 2011, RMR manages a large portfolio of publicly owned real estate, including over 1,470 properties, located in 46 states, Washington, D.C., Puerto Rico, Ontario, Canada and Australia. RMR has approximately 740 employees in its headquarters and regional offices located throughout the country. In addition to managing HPT, RMR also manages CommonWealth REIT, a publicly traded REIT that primarily owns office and industrial properties, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. RMR also provides management services to (i) Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, (ii) TravelCenters of America LLC, or TA, a publicly traded operator of travel centers, which is our largest tenant, and (iii) Sonesta International Hotels Corporation, which is one of our hotel managers. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of over $20 billion as of December 31, 2011. We believe that being managed by RMR is a competitive advantage for HPT because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our business strategy is to maintain and grow a portfolio of hotels and travel centers operated by qualified managers and tenants. Our properties are managed or leased under long term agreements that provide us cash flows in the form of returns and rents. We also seek to participate in operating improvements at our properties by charging rent increases based upon percentages of gross revenue increases at our properties and by participating in hotel profits in excess of the minimum returns due to us at our managed hotels. Generally, we prefer to include multiple properties in one lease or management contract because we believe a single operating agreement for multiple properties in diverse locations enhances the stability of our cash flows. When we buy individual properties we usually add those properties to a combination lease or management agreement for other properties that we own. We have in the past considered investing in other types of properties as well as other strategic initiatives and we may do so again in the future. We believe we have a conservative capital structure and we limit the amount of debt financing we use. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series C -- HPT-C
Preferred Shares Series D -- HPT PR D

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730


HPT

COMPANY PROFILE

Portfolio Data by Manager (as of 12/31/11) ($ in 000s):

Manager	Number of Properties	Number of Rooms/ Suites	Percent of Number of Rooms/ Suites	Investment [1]	Percent of Total Investment	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent
InterContinental [2][3]	130	19,892	47%	$ 1,820,743	27%	$ 156,220	28%
Marriott International [4]	125	17,920	42%	1,724,052	26%	175,906	31%
Hyatt	22	2,724	6%	301,942	5%	22,037	4%
Carlson	11	2,096	5%	202,251	3%	12,920	2%
TA [5][6]	185	N/A	N/A	2,622,436	39%	200,243	35%
Total	473	42,632	100%	$ 6,671,424	100%	$ 567,326	100%

Operating Statistics by Operating Agreement (Q4 2011) ($ in 000s):

Operating Agreement	Number of Properties	Number of Rooms/ Suites [1]	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [7] Q4	Coverage [7] LTM	RevPAR Change [8] Q4	RevPAR Change [8] LTM
InterContinental [2][3]	130	19,892	$ 156,220	28%	0.70x	0.83x	3.9%	7.0%
Marriott (no. 1)	53	7,610	67,557	12%	0.72x	0.81x	12.2%	8.6%
Marriott (no. 234) [4]	71	9,954	98,854	17%	0.71x	0.73x	7.8%	6.7%
Marriott (no. 5)	1	356	9,495	2%	0.26x	0.50x	12.1%	18.8%
Hyatt	22	2,724	22,037	4%	0.61x	0.81x	1.0%	5.0%
Carlson	11	2,096	12,920	2%	0.30x	0.64x	7.2%	11.2%
TA (no. 1) [5][6]	145	N/A	144,391	25%	1.99x [9]	1.55x [9]	N/A	N/A
TA (no. 2) [5]	40	N/A	55,852	10%	1.89x [9]	1.47x [9]	N/A	N/A
Total / Average	473	42,632	$ 567,326	100%			6.9%	7.6%

(1) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(2) On July 19, 2011, we sold our Holiday Inn® branded hotel in Memphis, Tennessee. The information provided in this table excludes this hotel.

(3) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts, which we historically referred to as our InterContinental Nos. 1, 2, 3 and 4 contracts concerning 130 hotels, have been combined under one agreement. In connection with this agreement, we may decide to pursue the sale or rebranding of up to 42 hotels in the combined contract. The information provided in this table includes these 42 hotels.

(4) In June 2011, we entered an agreement to re-align three of our contracts with Marriott. The three contracts, which we historically referred to as our Marriott Nos. 2, 3 and 4 contracts concerning 71 hotels, were combined under one agreement, which expires in 2025 and is referred to herein as the Marriott No. 234 agreement. We are considering the sale of 21 hotels included in this agreement. On February 10, 2012, we entered an agreement to sell our Marriott branded hotel in St. Louis, Missouri. The information provided in this table includes these 21 hotels.

(5) Effective January 1, 2011, we entered a lease amendment agreement with TA and the TA rents presented in this report represent TA's contractual obligations under the amended leases.

(6) The minimum rent amount presented for the TA No. 1 lease includes approximately $5,069 of ground rent due to us from TA.

(7) We define coverage as combined total property sales minus all property level expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions, if any, divided by the minimum return or minimum rent payments due to us. TA rent coverage ratios have been calculated based upon the contractual rent amounts in place during the periods presented (see Notes 6 & 7). Effective July 1, 2011 through December 31, 2013, InterContinental is not required to make FF&E reserve contributions under the terms of the combined new agreement described above in Note 4. The coverage amounts for InterContinental provided have been calculated without a deduction for FF&E reserve contributions for periods subsequent to June 30, 2011.

(8) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended December 31, 2011 over the comparable year earlier periods.

(9) Represents data for the twelve months ended September 30, 2011. Data for the period ended December 31, 2011 is currently not available from our tenant, TA.


HPT

INVESTOR INFORMATION

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges, Treasurer and Chief Financial Officer, at (617) 964-8389 or mkleifges@reitmr.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President of Investor Relations, at (617) 796-8232 or tbonang@hptreit.com.


HPT



RESEARCH COVERAGE



Equity Research Coverage

Baird	**Janney Montgomery Scott**	**Keefe, Bruyette & Woods**
David Loeb	Daniel Donlan	Smedes Rose
(414) 765-7063	(215) 665-6476	(212) 887-3696
RBC	**Stifel Nicolaus**	**Wells Fargo Securities**
Mike Salinsky	Rod Petrik	Jeffrey Donnelly
(216) 378-7627	(410) 454-4131	(617) 603-4262

Debt Research Coverage

Credit Suisse	**Wells Fargo Securities**
John Giordano	Thierry Perrein
(212) 538-4935	(704) 715-8455

Rating Agencies

Moody's Investors Service	**Standard and Poor's**
Maria Maslovsky	Beth Campbell
(212) 553-4831	(212) 438-2415

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION


Radisson
Radisson

Radisson Hotel, Phoenix, AZ.
Guest Rooms: 210.


HPT

KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Shares Outstanding:					
Common shares outstanding (at end of period)	123,522	123,522	123,454	123,444	123,444
Weighted average common shares outstanding - basic and diluted (1)	123,522	123,465	123,450	123,444	123,444
Common Share Data:					
Price at end of period	$ 22.98	$ 21.23	$ 24.25	$ 23.15	$ 23.04
High during period	$ 24.65	$ 25.74	$ 24.84	$ 25.94	$ 24.73
Low during period	$ 19.22	$ 19.00	$ 21.48	$ 21.79	$ 21.34
Annualized dividends declared per share during the period	$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.80
Annualized dividend yield (at end of period)	7.8%	8.5%	7.4%	7.8%	7.8%
Annualized Normalized FFO multiple (at end of period) (2)	7.3x	6.7x	6.8x	7.0x	6.8x
Selected Balance Sheet Data:					
Total assets	$ 5,133,573	$ 5,111,069	$ 5,147,505	$ 5,169,082	$ 5,192,286
Total liabilities	$ 2,334,271	$ 2,288,777	$ 2,305,980	$ 2,312,958	$ 2,332,045
Gross book value of real estate	$ 6,136,096	$ 6,072,715	$ 5,995,455	$ 6,130,936	$ 6,299,082
Total debt / gross book value of real estate	34.5%	34.3%	35.3%	34.8%	33.5%
Market Capitalization:					
Total debt (book value)	$ 2,115,714	$ 2,080,988	$ 2,118,267	$ 2,135,551	$ 2,111,223
Plus: market value of preferred shares (at end of period)	404,566	399,770	403,149	397,255	393,039
Plus: market value of common shares (at end of period)	2,838,536	2,622,372	2,993,760	2,857,729	2,844,150
Total market capitalization	$ 5,358,816	$ 5,103,130	$ 5,515,176	$ 5,390,535	$ 5,348,412
Total debt / total market capitalization	39.5%	40.8%	38.4%	39.6%	39.5%
Book Capitalization:					
Total debt	$ 2,115,714	$ 2,080,988	$ 2,118,267	$ 2,135,551	$ 2,111,223
Plus: total shareholders' equity	2,799,302	2,822,292	2,841,525	2,856,124	2,860,241
Total book capitalization	$ 4,915,016	$ 4,903,280	$ 4,959,792	$ 4,991,675	$ 4,971,464
Total debt / total book capitalization	43.0%	42.4%	42.7%	42.8%	42.5%

(1) We had no outstanding dilutive common share equivalents during the periods presented.

(2) See Exhibit B for the calculation of Funds From Operations, or FFO, and Normalized FFO and for a reconciliation of those amounts to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.


HPT

KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Selected Income Statement Data:					
Total revenues [1][2]	$ 295,851	$ 318,689	$ 313,809	$ 281,984	$ 267,791
EBITDA [3]	$ 138,490	$ 139,639	$ 151,260	$ 143,574	$ 143,586
Net income (loss) available for common shareholders [1][2][4]	$ 30,748	$ 40,061	$ 44,173	$ 45,578	$ (100,426)
Normalized FFO available for common shareholders [1][2][5]	$ 96,779	$ 98,035	$ 110,224	$ 102,433	$ 104,537
Common distributions declared	$ 55,585	$ 55,585	$ 55,554	$ 55,550	$ 55,550
Per Share Data:					
Net income (loss) available for common shareholders [1][2][4]	$ 0.25	$ 0.32	$ 0.36	$ 0.37	$ (0.81)
Normalized FFO available for common shareholders [1][2][5]	$ 0.78	$ 0.79	$ 0.89	$ 0.83	$ 0.85
Common distributions declared	$ 0.45	$ 0.45	$ 0.45	$ 0.45	$ 0.45
Normalized FFO payout ratio	57.4%	56.7%	50.4%	54.2%	53.1%
Coverage Ratios:					
EBITDA [3] / interest expense	4.1x	4.2x	4.5x	4.3x	4.3x
EBITDA [3] / interest expense and preferred distributions	3.3x	3.4x	3.7x	3.5x	3.5x
Total Debt / Annualized EBITDA [3]	3.8x	3.7x	3.5x	3.7x	3.7x

(1) Rental income for the quarter ended December 31, 2010 includes $4,200, or $0.03 per share, of interest earned under the terms of the rent deferral agreement with TA.

(2) Excludes for the quarter ended December 31, 2010 a $15,000, or $0.12 per share, rent deferral by TA. We have not recognized the deferred rent as revenue due to uncertainties regarding future payment of the deferred rent by TA.

(3) See Exhibit A for the calculation of EBITDA and for a reconciliation of those amounts to net income determined in accordance with GAAP.

(4) Includes for the quarter ended December 31, 2011 a $9,121, or $0.07 per share, loss on asset impairment. Includes for the quarter ended June 30, 2011 a $7,263, or $0.06 per share, loss on asset impairment. Includes for the quarter ended December 31, 2010 a $147,297, or $1.19 per share, loss on asset impairment.

(5) See Exhibit B for the calculation of FFO and Normalized FFO and for a reconciliation of those amounts to net income determined in accordance with GAAP.


HPT



CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except share data)

	As of December 31, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 1,360,773	$ 1,389,594
Buildings, improvements and equipment	4,775,323	4,909,488
	6,136,096	6,299,082
Accumulated depreciation	(1,367,868)	(1,370,592)
	4,768,228	4,928,490
Properties held for sale	123,025	7,125
Cash and cash equivalents	8,303	4,882
Restricted cash (FF&E reserve escrow)	50,196	80,621
Other assets, net	183,821	171,168
	$ 5,133,573	$ 5,192,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 149,000	$ 144,000
Senior notes, net of discounts	1,887,891	1,886,356
Convertible senior notes, net of discounts	78,823	77,484
Mortgage payable	-	3,383
Security deposits	106,422	105,859
Accounts payable and other liabilities	103,668	107,297
Due to related persons	3,713	2,912
Dividends payable	4,754	4,754
Total liabilities	2,334,271	2,332,045
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value; 100,000,000 shares authorized:		
Series B preferred shares; 8 7/8% cumulative redeemable; 3,450,000 shares issued and outstanding, aggregate liquidation preference $86,250	83,306	83,306
Series C preferred shares; 7% cumulative redeemable; 12,700,000 shares issued and outstanding, aggregate liquidation preference $317,500	306,833	306,833
Common shares of beneficial interest, $.01 par value; 150,000,000 shares authorized; 123,521,535 and 123,444,235 shares issued and outstanding, respectively	1,235	1,234
Additional paid in capital	3,463,534	3,462,169
Cumulative net income	2,232,953	2,042,513
Cumulative other comprehensive income	1,605	2,231
Cumulative preferred distributions	(213,281)	(183,401)
Cumulative common distributions	(3,076,883)	(2,854,644)
Total shareholders' equity	2,799,302	2,860,241
	$ 5,133,573	$ 5,192,286


HPT

CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)

	For the Three Months Ended		For the Twelve Months Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Revenues:				
Hotel operating revenues [1]	$ 218,253	$ 177,463	$ 889,120	$ 736,363
Minimum rent [1]	72,625	83,547	302,703	325,321
Percentage rent [2]	1,879	1,450	1,879	1,450
FF&E reserve income [3]	3,094	5,331	16,631	22,354
Total revenues	295,851	267,791	1,210,333	1,085,488
Expenses:				
Hotel operating expenses [1]	145,771	113,537	596,616	477,595
Depreciation and amortization	57,292	58,829	228,342	238,089
General and administrative	10,217	9,565	40,963	38,961
Acquisition related costs [4]	1,035	-	2,185	-
Loss on asset impairment [5]	9,121	147,297	16,384	163,681
Total expenses	223,436	329,228	884,490	918,326
Operating income (loss)	72,415	(61,437)	325,843	167,162
Interest income	16	44	70	260
Interest expense (including amortization of deferred financing costs and debt discounts of $1,682, $1,495, $6,305 and $7,123, respectively)	(33,927)	(33,345)	(134,110)	(138,712)
Loss on extinguishment of debt [6]	-	-	-	(6,720)
Equity in earnings (losses) of an investee	28	16	139	(1)
Income (loss) before income taxes	38,532	(94,722)	191,942	21,989
Income tax benefit (expense)	(314)	1,766	(1,502)	(638)
Net income (loss)	38,218	(92,956)	190,440	21,351
Preferred distributions	(7,470)	(7,470)	(29,880)	(29,880)
Net income (loss) available for common shareholders	$ 30,748	$ (100,426)	$ 160,560	$ (8,529)
Weighted average common shares outstanding	123,522	123,444	123,470	123,403
Basic and diluted net income (loss) per common share:				
Net income (loss) available for common shareholders	$ 0.25	$ (0.81)	$ 1.30	$ (0.07)

See notes to consolidated statements of income on page 16.


HPT

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)



(1) At December 31, 2011, HPT owned 288 hotels; 233 of these hotels are leased to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies and 55 are leased to third parties. Our 185 travel centers are leased under two lease agreements. Our Consolidated Statements of Income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Our managed hotel portfolios had net operating results that were, in the aggregate, $22,390 and $26,270 less than the minimum returns due to us in the three months ended December 31, 2011 and 2010, respectively, and $60,264 and $85,592 less than the minimum returns due to us in the twelve months ended December 31, 2011 and 2010, respectively. When the shortfalls are funded by the managers of these hotels under the terms of our operating agreements, we reflect such fundings (including security deposit applications) in our Consolidated Statements of Income as a reduction of hotel operating expenses. The reduction to operating expenses was $20,897 and $26,270 in the three months ended December 31, 2011 and 2010, respectively, and $58,771 and $85,592 in the twelve months ended December 31, 2011 and 2010, respectively.

(2) In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters. Percentage rental income included in Normalized FFO was $462 and $287 in the fourth quarter of 2011 and 2010, respectively.

(3) Various percentages of total sales at our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(4) Represents costs associated with our January 2012 acquisition of the entities that own or lease two Royal Sonesta Hotels.

(5) We recorded a $147,297, or $1.19 per share, and $163,681, or $1.33 per share, loss on asset impairment in the three and twelve months ended December 31, 2010 to reduce the carrying value of certain of our hotels to their estimated fair value. We recorded a $9,121, or $0.07 per share, and $16,384, or $0.13 per share, loss on asset impairment in the three and twelve months ended December 31, 2011 to further reduce the carrying value of certain of these hotels.

(6) During the second quarter of 2010, we recorded a $6,720, or $0.05 per share, loss on the extinguishment of debt relating to our purchase of $185,696 face amount of our 3.8% convertible senior notes due 2027 for an aggregate purchase price of $185,626, excluding accrued interest. The loss on extinguishment of debt is net of unamortized issuance costs and discounts of $7,260 and $588 of transaction costs, net of the equity component of the notes of $1,058.


HPT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Twelve Months Ended 12/31/2011	12/31/2010
Cash flows from operating activities:		
Net income	$ 190,440	$ 21,351
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	228,342	238,089
Amortization of deferred financing costs and debt discounts as interest	6,305	7,123
Straight line rental income	(4,807)	-
Security deposits applied to payment shortfalls	(36,444)	(28,508)
FF&E reserve income and deposits	(47,485)	(58,944)
Loss on extinguishment of debt	-	6,720
Loss on asset impairment	16,384	163,681
Equity in (earnings) losses of an investee	(139)	1
Other non-cash (income) expense, net	(1,340)	(2,587)
Change in assets and liabilities:		
Increase in other assets	(2,890)	(1,111)
Increase (decrease) in accounts payable and other liabilities	6,696	(4,424)
Increase in due to related persons	40	53
Cash provided by operating activities	355,102	341,444
Cash flows from investing activities:		
Real estate acquisitions and improvements	(69,345)	(7,091)
FF&E reserve fundings	(63,177)	(97,816)
Net proceeds from sale of real estate	6,905	-
Investment in TravelCenters of America common shares	(5,690)	-
Investment in Affiliates Insurance Company	-	(76)
Increase (decrease) in security deposits	37,000	(17,220)
Cash used in investing activities	(94,307)	(122,203)
Cash flows from financing activities:		
Repayment of mortgage note	(3,383)	-
Repurchase of convertible senior notes	-	(185,626)
Repayment of senior notes	-	(50,000)
Borrowings under revolving credit facility	276,000	298,000
Repayments of revolving credit facility	(271,000)	(154,000)
Deferred financing costs incurred	(6,872)	(1,130)
Distributions to preferred shareholders	(29,880)	(29,880)
Distributions to common shareholders	(222,239)	(222,122)
Cash used in financing activities	(257,374)	(344,758)
Increase (decrease) in cash and cash equivalents	3,421	(125,517)
Cash and cash equivalents at beginning of period	4,882	130,399
Cash and cash equivalents at end of period	$ 8,303	$ 4,882
Supplemental cash flow information:		
Cash paid for interest	$ 127,131	$ 135,929
Cash paid for income taxes	1,354	1,553
Non-cash investing activities:		
Property managers' deposits in FF&E reserve	$ 50,834	$ 60,631
Property managers' purchases with FF&E reserve	(144,436)	(102,909)
Non-cash financing activities:		
Issuance of common shares under equity compensation plan	$ 1,366	$ 1,018


HPT

SEGMENT INFORMATION

(in thousands)

	For the Three Months Ended December 31, 2011			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 218,253	$ -	$ -	$ 218,253
Rental income	21,803	50,822	-	72,625
Percentage rent	1,879	-	-	1,879
FF&E reserve income	3,094	-	-	3,094
Total revenues	245,029	50,822	-	295,851
Hotel operating expenses	145,771	-	-	145,771
Depreciation and amortization expense	36,345	20,947	-	57,292
General and administrative expense	-	-	10,217	10,217
Acquisition related costs	-	-	1,035	1,035
Loss on asset impairment	9,121	-	-	9,121
Total expenses	191,237	20,947	11,252	223,436
Operating income (loss)	53,792	29,875	(11,252)	72,415
Interest income	-	-	16	16
Interest expense	-	-	(33,927)	(33,927)
Equity in earnings of an investee	-	-	28	28
Income (loss) before income taxes	53,792	29,875	(45,135)	38,532
Income tax expense	-	-	(314)	(314)
Net income (loss)	$ 53,792	$ 29,875	$ (45,449)	$ 38,218

	For the Twelve Months Ended December 31, 2011			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 889,120	$ -	$ -	$ 889,120
Rental income	101,198	201,505	-	302,703
Percentage rent	1,879	-	-	1,879
FF&E reserve income	16,631	-	-	16,631
Total revenues	1,008,828	201,505	-	1,210,333
Hotel operating expenses	596,616	-	-	596,616
Depreciation and amortization expense	146,567	81,775	-	228,342
General and administrative expense	-	-	40,963	40,963
Acquisition related costs	-	-	2,185	2,185
Loss on asset impairment	16,384	-	-	16,384
Total expenses	759,567	81,775	43,148	884,490
Operating income (loss)	249,261	119,730	(43,148)	325,843
Interest income	-	-	70	70
Interest expense	-	-	(134,110)	(134,110)
Equity in earnings of an investee	-	-	139	139
Income (loss) before income taxes	249,261	119,730	(177,049)	191,942
Income tax expense	-	-	(1,502)	(1,502)
Net income (loss)	$ 249,261	$ 119,730	$ (178,551)	$ 190,440

	As of December 31, 2011			
	Hotels	Travel Centers	Corporate	Consolidated
Total assets	$ 2,905,065	$ 2,202,199	$ 26,309	$ 5,133,573





SEGMENT INFORMATION

(in thousands)



	For the Three Months Ended December 31, 2010			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 177,463	$ -	$ -	$ 177,463
Rental income	35,223	48,324	-	83,547
Percentage rent	1,450	-	-	1,450
FF&E reserve income	5,331	-	-	5,331
Total revenues	219,467	48,324	-	267,791
Hotel operating expenses	113,537	-	-	113,537
Depreciation and amortization expense	38,980	19,849	-	58,829
General and administrative expense	-	-	9,565	9,565
Loss on asset impairment	147,297	-	-	147,297
Total expenses	299,814	19,849	9,565	329,228
Operating income (loss)	(80,347)	28,475	(9,565)	(61,437)
Interest income	-	-	44	44
Interest expense	-	-	(33,345)	(33,345)
Equity in earnings of an investee	-	-	16	16
Income (loss) before income taxes	(80,347)	28,475	(42,850)	(94,722)
Income tax benefit	-	-	1,766	1,766
Net income (loss)	$ (80,347)	$ 28,475	$ (41,084)	$ (92,956)

	For the Twelve Months Ended December 31, 2010			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 736,363	$ -	$ -	$ 736,363
Rental income	135,077	190,244	-	325,321
Percentage rent	1,450	-	-	1,450
FF&E reserve income	22,354	-	-	22,354
Total revenues	895,244	190,244	-	1,085,488
Hotel operating expenses	477,595	-	-	477,595
Depreciation and amortization expense	157,497	80,592	-	238,089
General and administrative expense	-	-	38,961	38,961
Loss on asset impairment	163,681	-	-	163,681
Total expenses	798,773	80,592	38,961	918,326
Operating income (loss)	96,471	109,652	(38,961)	167,162
Interest income	-	-	260	260
Interest expense	-	-	(138,712)	(138,712)
Loss on extinguishment of debt	-	-	(6,720)	(6,720)
Equity in losses of an investee	-	-	(1)	(1)
Income (loss) before income taxes	96,471	109,652	(184,134)	21,989
Income tax expense	-	-	(638)	(638)
Net income (loss)	$ 96,471	$ 109,652	$ (184,772)	$ 21,351

	As of December 31, 2010			
	Hotels	Travel Centers	Corporate	Consolidated
Total assets	$ 2,967,467	$ 2,205,379	$ 19,440	$ 5,192,286



DEBT SUMMARY

(dollars in thousands)

	Interest Rate	Principal Balance	Maturity Date	Years to Maturity
Unsecured Debt:				
Unsecured Floating Rate Debt:				
Revolving credit facility (LIBOR + 130 bps) [1]	1.590%	$ 149,000	09/07/15	3.7
Unsecured Fixed Rate Debt:				
Senior notes due 2012	6.850%	100,829	07/15/12	0.5
Senior notes due 2013	6.750%	287,000	02/15/13	1.1
Senior notes due 2014	7.875%	300,000	08/15/14	2.6
Senior notes due 2015	5.125%	280,000	02/15/15	3.1
Senior notes due 2016	6.300%	275,000	06/15/16	4.5
Senior notes due 2017	5.625%	300,000	03/15/17	5.2
Senior notes due 2018	6.700%	350,000	01/15/18	6.0
Convertible senior notes due 2027	3.800%	79,054	03/15/27 [2]	15.2
Total / weighted average unsecured fixed rate debt	6.334%	$ 1,971,883		4.1



	Interest Rate	Principal Balance	Maturity Date	Years to Maturity
Weighted average unsecured floating rate debt / total	1.590%	149,000		3.7
Weighted average unsecured fixed rate debt / total	6.334%	1,971,883		4.1
Weighted average debt / total	6.001%	$ 2,120,883		4.1

(1) Represents amounts outstanding on our $750 million revolving credit facility at December 31, 2011. Interest rate is as of December 31, 2011.

(2) The convertible senior notes are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on March 20, 2012, March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events prior to March 20, 2012.


HPT

DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt		Unsecured Fixed Rate Debt		Total
2011	$ -		$ -		$ -
2012	-		100,829		100,829
2013	-		287,000		287,000
2014	-		300,000		300,000
2015	149,000	(1)	280,000		429,000
2016	-		275,000		275,000
2017	-		300,000		300,000
2018	-		350,000		350,000
2027	-		79,054	(2)	79,054
	$ 149,000		$ 1,971,883		$ 2,120,883

(1) Represents amounts outstanding on our $750 million revolving credit facility which matures on September 7, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to September 7, 2016.

(2) The convertible senior notes are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on March 20, 2012, March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events prior to March 20, 2012.


HPT

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Leverage Ratios:					
Total debt / total assets	41.2%	40.7%	41.2%	41.3%	40.7%
Total debt / gross book value of real estate	34.5%	34.3%	35.3%	34.8%	33.5%
Total debt / total market capitalization	39.5%	40.8%	38.4%	39.6%	39.5%
Total debt / total book capitalization	43.0%	42.4%	42.7%	42.8%	42.5%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.1%
Variable rate debt / total debt	7.0%	5.5%	7.2%	8.0%	6.8%
Coverage Ratios:					
EBITDA [(1)] / interest expense	4.1x	4.2x	4.5x	4.3x	4.3x
EBITDA [(1)] / interest expense and preferred distributions	3.3x	3.4x	3.7x	3.5x	3.5x
Total debt / annualized EBITDA [(1)]	3.8x	3.7x	3.5x	3.7x	3.7x
Public Debt Covenants: [(2)]					
Total debt / adjusted total assets - allowable maximum 60.0%	32.3%	32.1%	32.8%	33.2%	32.1%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.1%	0.1%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.05x	4.07x	4.18x	4.02x	4.10x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	310.0%	311.5%	305.3%	301.6%	311.6%

(1) See Exhibit A for the calculation of EBITDA and for a reconciliation of these amounts to net income determined in accordance with GAAP.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets and acquisition costs less impairment writedowns and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges. Debt service excludes non-cash interest related to our convertible senior notes.


HPT

FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
FF&E reserves (beginning of period)	$ 41,747	$ 51,686	$ 59,919	$ 80,621	$ 66,781
Manager deposits	8,337	15,229	14,959	12,309	15,322
HPT fundings [2]:					
Marriott No. 1	8,116	4,890	680	3,452	27,032
Marriott No. 234	5,000	-	-	2,402	15,780
InterContinental	38,637	-	-	-	-
Hotel improvements	(51,641)	(30,058)	(23,872)	(38,865)	(44,294)
FF&E reserves (end of period)	$ 50,196	$ 41,747	$ 51,686	$ 59,919	$ 80,621

(1) Generally, each of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For recently built or renovated hotels, this requirement may be deferred for a period. Effective July 1, 2011 through December 31, 2013, InterContinental is not required to make FF&E reserve contributions under the terms of the agreement entered in July 2011. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual minimum returns or rents generally increase by a percentage of the amounts we fund.


HPT

ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2011

(dollars in thousands)

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price	Purchase Price per Room / Suite
1/31/12	1	Royal Sonesta	Cambridge, MA	400	Sonesta	$ 120,000	$ 300
1/31/12	1	Royal Sonesta	New Orleans, LA	483	Sonesta	30,500	63
Total	2			883		$ 150,500	$ 170

DISPOSITIONS:

Date Disposed	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Sales Price	Sales Price per Room / Suite
7/19/11	1	Holiday Inn	Memphis, TN	243	InterContinental	$ 7,500	$ 31
Total	1			243		$ 7,500	$ 31

As of December 31, 2011, we have 21 Marriott® branded hotels held for sale. On February 10, 2012, we entered an agreement to sell our Marriott branded hotel in St. Louis, Missouri.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION



Royal Sonesta, Cambridge, MA.
Guest Rooms: 400.



SUMMARY OF OPERATING AGREEMENTS

(dollars in thousands)



Operating Agreement	Marriott (No. 1)	Marriott (No. 234) (1)	Marriott (No. 5)	InterContinental (2)
Number of Properties	53	71 (3)	1	130 (4)
Number of Rooms / Suites	7,610	9,954	356	19,892
Property Brands	Courtyard by Marriott®	Marriott® / Residence Inn by Marriott® / Courtyard by Marriott® / TownePlace Suites by Marriott® / SpringHill Suites by Marriott®	Marriott®	Staybridge Suites® / Candlewood Suites® / InterContinental® / Crowne Plaza® / Holiday Inn®
Number of States	24	24	1	31 plus Ontario and Puerto Rico
Tenant	Subsidiary of Host Hotels & Resorts	Our TRS	Subsidiary of Marriott International	Our TRS and a subsidiary of InterContinental
Manager	Subsidiary of Marriott International	Subsidiaries of Marriott International	Subsidiary of Marriott International	Subsidiaries of InterContinental
Investment (5)	$676,948	$957,026	$90,078	$1,820,743
End of Current Term	2012	2025	2019	2036
Renewal Options (6)	3 for 12 years each (7)	2 for 10 years each	4 for 15 years each	2 for 15 years each
Annual Minimum Return / Minimum Rent (8)	$67,557	$98,854	$9,495	$156,220
Additional Return	--	62.5% of excess cash flow (9)	--	$14,423; 50% of excess cash flow (10)
Percentage Rent (11)	5% of revenues above 1994/95 revenues	--	CPI based calculation	--
Security Deposit	$50,540	-- (12)	--	$55,820 (13)
Other Security Features	HPT controlled lockbox with minimum balance maintenance requirement; tenant minimum net worth requirement	Limited guaranty provided by Marriott (14)	Marriott guaranty	--



(1) In June 2011, we entered an agreement to re-align three of our contracts with Marriott. The three contracts, which we historically referred to as our Marriott Nos. 2, 3 and 4 contracts concerning 71 hotels, have been combined under one agreement, which expires in 2025 and is referred to herein as the Marriott No. 234 agreement.

(2) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts concerning 130 hotels (one hotel was sold in July 2011), have been combined under one agreement, which expires in 2036.

(3) We are considering the sale of 21 hotels included in this agreement, consisting of nine TownePlace Suites hotels, six Residence Inn hotels, five Courtyard hotels and one Marriott hotel. On February 10, 2012, we entered an agreement to sell our Marriott branded hotel in St. Louis, Missouri. The information provided in this table includes these 21 hotels.

(4) In connection with the re-alignment described in Note 2, we may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(5) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(6) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the properties within each combination of properties.

(7) In November 2010, Host Hotels & Resorts, Inc., or Host, notified us that it will not exercise its renewal option at the end of the current lease term. Assuming no default by Host, upon expiration of the agreement on December 31, 2012, we expect to return the $50,540 security deposit to Host, to lease the hotels to one of our TRSs and to continue the existing hotel brand and management agreements with Marriott. In June 2011, Marriott provided notice to us that it intends to exercise its option to renew these management agreements for an additional 12 years to 2024. The renewal options presented are Marriott's options related to its management agreement.

(8) Each management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Management fees are generally subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(9) This management agreement provides for payment to us of 62.5% of available cash flow after payment of operating costs, funding the FF&E reserve, payment of our minimum return, payment of certain management fees, replenishment of the security deposit and reimbursement of guarantee payments.

(10) This agreement provides for an annual additional return payment to us of the amount stated to the extent of available cash flow after payment of operating costs, funding of the FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These amounts are not guaranteed or secured by deposits.

(11) Certain of our leases provide for payment to us of a percentage of increases in total sales over base year levels.

(12) The original amount of this security deposit was $64,700. As of December 31, 2011 we have fully exhausted this security deposit covering shortfalls in payments of our minimum return.

(13) The original amount of this security deposit was $36,872. As part of the July 2011 agreement described in Note 2, InterContinental provided us with an additional $37,000 to supplement the existing security deposit that secures InterContinental's obligations under the new agreement. As of December 31, 2011, we have applied $18,052 of the security deposit to cover deficiencies in the minimum returns and rent paid by InterContinental for these agreements. As of December 31, 2011, the balance of this security deposit was $55,820.

(14) As of December 31, 2011, the available Marriott guaranty was $30,873.


HPT

SUMMARY OF OPERATING AGREEMENTS

(dollars in thousands)

Operating Agreement	Hyatt	Carlson	TA (No. 1)	TA (No. 2)	Total / Range / Average (all investments)
Number of Properties	22	11	145	40	473
Number of Rooms / Suites	2,724	2,096	--	--	42,632
Property Brands	Hyatt Place®	Radisson Hotels & Resorts® / Park Plaza® Hotels & Resorts / Country Inn & Suites by Carlson℠	TravelCenters of America®	Petro Stopping Centers®	16 Brands
Number of States	14	7	39	25	44 plus Ontario and Puerto Rico
Tenant	Our TRS	Our TRS	Subsidiary of TA	Subsidiary of TA	5 Tenants
Manager	Subsidiary of Hyatt	Subsidiary of Carlson	TA	TA	5 Managers
Investment (1)	$301,942	$202,251	$1,897,029	$725,407	6,671,424
End of Current Term	2030	2030	2022	2024	2012-2036
Renewal Options (2)	2 for 15 years each	2 for 15 years each	N/A	2 for 15 years each	--
Annual Minimum Return / Minimum Rent (3)	$22,037	$12,920	$144,391 (4)	$55,852 (4)	$567,326
Additional Return	50% of cash flow in excess of minimum return (5)	50% of cash flow in excess of minimum return (5)	--	--	$14,423
Percentage Rent (6)	--	--	3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues	3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues (7)	--
Security Deposit	--	--	--	--	$106,360
Other Security Features	Limited guaranty provided by Hyatt; parent minimum net worth requirement (8)	Limited guaranty provided by Carlson; parent minimum net worth requirement (9)	TA guaranty (10)	TA guaranty (10)	--

(1) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(2) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the properties within each combination of properties.

(3) Each management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Management fees are generally subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(4) Effective January 1, 2011, we entered a lease amendment with TA and the rents presented in this report represent TA's contractual obligations under the amended leases. The amounts presented for the TA No. 1 lease include approximately $5,069 of ground rent due to us from TA.

(5) These management agreements provide for payment to us of 50% of available cash flow after payment of operating costs, funding the FF&E reserve, payment of our minimum return and reimbursement to the managers of working capital and guaranty advances, if any.

(6) Certain of our leases provide for payment to us of a percentage of increases in total sales over base year levels.

(7) We have agreed to waive payment of the first $2,500 of percentage rent which may become due under the TA No. 2 lease as part of the agreement described in note 4 above.

(8) As of December 31, 2011, the available Hyatt Hotels Corporation guaranty was $21,020.

(9) As of December 31, 2011, the available Carlson Hotels Worldwide guaranty was $25,598.

(10) The TA guaranty is unlimited.


HPT

PORTFOLIO BY OPERATING AGREEMENT, MANAGER AND BRAND

(dollars in thousands)

	Number of Properties	Percent of Number of Properties	Number of Rooms / Suites	Percent of Number of Rooms / Suites	Investment [1]	Percent of Investment	Investment per Room / Suite	Annual Minimum Return / Rent	Percent of Minimum Return / Rent
By Operating Agreement:									
InterContinental [2]	130	28%	19,892	47%	$ 1,820,743	27%	$ 92	$ 156,220	28%
Marriott (no. 1)	53	11%	7,610	18%	676,948	10%	89	67,557	12%
Marriott (no. 234) [3]	71	15%	9,954	23%	957,026	15%	96	98,854	17%
Marriott (no. 5)	1	-	356	1%	90,078	1%	253	9,495	2%
Hyatt	22	5%	2,724	6%	301,942	5%	111	22,037	4%
Carlson	11	2%	2,096	5%	202,251	3%	96	12,920	2%
TA (no. 1) [4]	145	31%	N/A	N/A	1,897,029	28%	N/A	144,391	25%
TA (no. 2) [4]	40	8%	N/A	N/A	725,407	11%	N/A	55,852	10%
Total	473	100%	42,632	100%	$ 6,671,424	100%	$ 95	$ 567,326	100%
By Manager:									
InterContinental [2]	130	28%	19,892	47%	$ 1,820,743	27%	$ 92	$ 156,220	28%
Marriott International [3]	125	27%	17,920	42%	1,724,052	26%	96	175,906	31%
Hyatt	22	5%	2,724	6%	301,942	5%	111	22,037	4%
Carlson	11	2%	2,096	5%	202,251	3%	96	12,920	2%
TA [4]	185	38%	N/A	N/A	2,622,436	39%	N/A	200,243	35%
Total	473	100%	42,632	100%	$ 6,671,424	100%	$ 95	$ 567,326	100%
By Brand:									
Candlewood Suites® [2]	76	16%	9,220	22%	$ 618,499	9%	$ 67		
Country Inn & Suites by Carlson℠	5	1%	753	2%	75,054	1%	100		
Courtyard by Marriott® [3]	71	15%	10,281	24%	938,576	14%	91		
Crowne Plaza® [2]	12	3%	4,401	10%	392,366	6%	89		
Holiday Inn® [2]	2	0%	454	1%	22,707	0%	50		
Hyatt Place™	22	5%	2,724	6%	301,942	5%	111		
InterContinental® [2]	5	1%	1,479	4%	300,572	5%	203		
Marriott Hotels® [3]	3	1%	1,349	3%	160,548	2%	119		
Park Plaza® Hotels & Resorts	1	0%	209	0%	11,042	0%	53		
Radisson Hotels & Resorts®	5	1%	1,134	3%	116,155	2%	102		
Residence Inn by Marriott® [3]	37	8%	4,695	11%	498,701	8%	106		
SpringHill Suites by Marriott®	2	0%	264	1%	21,038	0%	80		
Staybridge Suites® [2]	35	7%	4,338	10%	486,599	7%	112		
TownePlace Suites by Marriott® [3]	12	3%	1,331	3%	105,189	2%	79		
TravelCenters of America® [4]	145	31%	N/A	N/A	1,897,029	28%	N/A		
Petro Stopping Centers® [4]	40	8%	N/A	N/A	725,407	11%	N/A		
Total	473	100%	42,632	100%	$ 6,671,424	100%	$ 95		

(1) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(2) We may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(3) We are considering the sale of 21 hotels included in this agreement, consisting of nine TownePlace Suites hotels, six Residence Inn hotels, five Courtyard hotels and one Marriott hotel. On February 10, 2012, we entered an agreement to sell our Marriott branded hotel in St. Louis, Missouri. The information provided in this table includes these 21 hotels.

(4) Effective January 1, 2011, we entered a lease amendment with TA and the rents presented in this report represent TA's contractual obligations under the amended leases. The amounts presented for the TA No. 1 lease include approximately $5,069 of ground rent due to us from TA.



OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT

HPT

OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT

	No. of Hotels	No. of Rooms / Suites	Fourth Quarter [1] 2011	Fourth Quarter [1] 2010	Fourth Quarter [1] Change	Year to Date [1] 2011	Year to Date [1] 2010	Year to Date [1] Change
ADR								
InterContinental [2][3]	130	19,892	$ 84.52	$ 80.42	5.1%	$ 84.82	$ 81.99	3.5%
Marriott (no. 1)	53	7,610	108.52	105.33	3.0%	108.10	104.87	3.1%
Marriott (no. 234) [4]	71	9,954	101.24	97.08	4.3%	100.97	98.03	3.0%
Marriott (no. 5)	1	356	223.07	196.02	13.8%	216.88	189.37	14.5%
Hyatt	22	2,724	85.15	81.66	4.3%	87.59	83.35	5.1%
Carlson	11	2,096	84.68	80.24	5.5%	87.11	83.55	4.3%
All hotels	288	42,632	$ 94.63	$ 90.17	4.9%	$ 93.84	$ 90.50	3.7%
OCCUPANCY								
InterContinental [2][3]	130	19,892	69.4%	70.2%	-0.8 pts	75.3%	72.8%	2.5 pts
Marriott (no. 1)	53	7,610	62.2%	57.1%	5.1 pts	65.1%	61.8%	3.3 pts
Marriott (no. 234) [4]	71	9,954	67.7%	65.5%	2.2 pts	69.9%	67.5%	2.4 pts
Marriott (no. 5)	1	356	78.3%	79.5%	-1.2 pts	85.6%	82.5%	3.1 pts
Hyatt	22	2,724	71.6%	73.9%	-2.3 pts	76.9%	77.0%	-0.1 pts
Carlson	11	2,096	57.9%	57.0%	0.9 pts	64.2%	60.2%	4.0 pts
All hotels	288	42,632	67.2%	66.0%	1.2 pts	71.9%	69.3%	2.6 pts
RevPAR								
InterContinental [2][3]	130	19,892	$ 58.66	$ 56.45	3.9%	$ 63.87	$ 59.69	7.0%
Marriott (no. 1)	53	7,610	67.50	60.14	12.2%	70.37	64.81	8.6%
Marriott (no. 234) [4]	71	9,954	68.54	63.59	7.8%	70.58	66.17	6.7%
Marriott (no. 5)	1	356	174.66	155.84	12.1%	185.65	156.23	18.8%
Hyatt	22	2,724	60.97	60.35	1.0%	67.36	64.18	5.0%
Carlson	11	2,096	49.03	45.74	7.2%	55.92	50.30	11.2%
All hotels	288	42,632	$ 63.59	$ 59.51	6.9%	$ 67.47	$ 62.72	7.6%

(1) Includes data for the calendar periods indicated, except for our Marriott branded hotels, which include data for comparable fiscal periods.

(2) On July 19, 2011, we sold our Holiday Inn branded hotel in Memphis, Tennessee. The information provided in this table excludes this hotel.

(3) We may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(4) We are considering the sale of 21 hotels included in this agreement. On February 10, 2012, we entered an agreement to sell our Marriott branded hotel in St. Louis, Missouri. The information provided in this table includes these 21 hotels.

"ADR" is average daily rate; "RevPAR" is revenue per day per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.


HPT

COVERAGE BY OPERATING AGREEMENT [1]

Operating Agreement	For the Twelve Months Ended [2]				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
InterContinental [3][4][5]	0.83x	0.79x	0.71x	0.68x	0.63x
Marriott (no. 1)	0.81x	0.75x	0.73x	0.73x	0.75x
Marriott (no. 234) [6]	0.73x	0.69x	0.67x	0.65x	0.67x
Marriott (no. 5)	0.50x	0.46x	0.35x	0.22x	0.17x
Hyatt	0.81x	0.82x	0.80x	0.75x	0.71x
Carlson	0.64x	0.68x	0.63x	0.61x	0.59x
TA (no. 1) [7]	[8]	1.55x	1.47x	1.38x	1.28x
TA (no. 2) [7]	[8]	1.47x	1.38x	1.26x	1.15x

Operating Agreement	For the Three Months Ended [2]				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
InterContinental [3][4][5]	0.70x	0.97x	0.95x	0.70x	0.54x
Marriott (no. 1)	0.72x	0.96x	0.99x	0.62x	0.49x
Marriott (no. 234) [6]	0.71x	0.82x	0.86x	0.54x	0.58x
Marriott (no. 5)	0.26x	0.91x	0.58x	0.27x	0.07x
Hyatt	0.61x	0.84x	1.00x	0.78x	0.65x
Carlson	0.30x	0.93x	0.69x	0.63x	0.49x
TA (no. 1) [7]	[8]	1.99x	2.00x	1.21x	1.09x
TA (no. 2) [7]	[8]	1.89x	1.90x	1.17x	1.01x

(1) We define coverage as combined total property level sales minus all property level expenses which are not subordinated to minimum payments contractually due to us and the required FF&E reserve contributions (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us.

(2) Includes data for the calendar periods indicated, except for our Marriott branded hotels, which include data for comparable fiscal periods.

(3) On July 19, 2011, we sold our Holiday Inn branded hotel in Memphis, Tennessee. The information provided in this table includes this hotel.

(4) We may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(5) Effective July 1, 2011 through December 31, 2013, InterContinental is not required to make FF&E reserve contributions under the terms of the agreement entered in July 2011. The coverage amounts for InterContinental provided have been calculated without a deduction for FF&E reserve contributions for periods subsequent to June 30, 2011.

(6) We are considering the sale of 21 hotels included in this agreement. On February 10, 2012, we entered an agreement to sell our Marriott branded hotel in St. Louis, Missouri. The information provided in this table includes these 21 hotels.

(7) The TA rent coverage ratios provided in this table have been calculated based upon the contractual rent amounts in place during the periods presented.

(8) Data for the most recent period is not currently available from our tenant, TA.


HPT

OPERATING AGREEMENT EXPIRATION SCHEDULE

(dollars in thousands)

	Annualized Minimum Return / Rent	% of Annualized Minimum Return / Rent	Cumulative % of Annualized Minimum Return / Rent
2011	-	-	-
2012	67,557 (1)	11.9%	11.9%
2013	-	-	11.9%
2014	-	-	11.9%
2015	-	-	11.9%
2016	-	-	11.9%
2017	-	-	11.9%
2018	-	-	11.9%
2019 and thereafter	499,769 (2)(3)	88.1%	100.0%
Total	$ 567,326	100.0%	

Weighted average remaining term 14.8 years

(1) In November 2010, Host notified us that it will not exercise its renewal option at the end of the current lease term. Assuming no default by Host, upon expiration of the agreement on December 31, 2012, we expect to return the $50,540 security deposit to Host, to lease these hotels to one of our TRSs and to continue the existing hotel brand and management agreements with Marriott. In June 2011, Marriott provided notice to us that it intends to exercise its option to renew this management agreement for an additional 12 years to 2024.

(2) In June 2011, we entered an agreement to re-align three of our contracts with Marriott. The three contracts, which we historically referred to as our Marriott Nos. 2, 3 and 4 contracts concerning 71 hotels, were combined under one agreement, which expires in 2025.

(3) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts, which we historically referred to as our InterContinental Nos. 1, 2, 3 and 4 contracts concerning 130 hotels, have been combined under one agreement, which expires in 2036. These four historical contracts were scheduled to expire in 2028 through 2031.

EXHIBITS


TA
TRUCK SERVICE
3
2
KELLY TIRES
1
BRIDGESTONE

Aurora Travel Center, Aurora, OR.
Truck Parking: 154.



EXHIBIT A

CALCULATION OF EBITDA

(in thousands)



	For the Three Months Ended		For the Twelve Months Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net income (loss)	$ 38,218	$ (92,956)	$ 190,440	$ 21,351
Plus: Interest expense	33,927	33,345	134,110	138,712
Depreciation and amortization	57,292	58,829	228,342	238,089
Income tax expense (benefit)	314	(1,766)	1,502	638
Acquisition related costs (1)	1,035	-	2,185	-
Loss on extinguishment of debt (2)	-	-	-	6,720
Loss on asset impairment (3)	9,121	147,297	16,384	163,681
Less: Deferred percentage rent (4)	(1,417)	(1,163)	-	-
EBITDA	$ 138,490	$ 143,586	$ 572,963	$ 569,191



(1) Represents costs associated with our January 2012 acquisition of the entities that own or lease two Royal Sonesta Hotels.

(2) During the second quarter of 2010, we recorded a $6,720, or $0.05 per share, loss on the extinguishment of debt relating to the purchase of $185,696 face amount of our 3.8% convertible senior notes due 2027 for an aggregate purchase price of $185,626, excluding accrued interest. The loss on extinguishment of debt is net of unamortized issuance costs and discounts of $7,260 and $588 of transaction costs, net of the equity component of the notes of $1,058.

(3) We recorded a $147,297, or $1.19 per share, and $163,681, or $1.33 per share, loss on asset impairment in the three and twelve months ended December 31, 2010. We recorded a $9,121, or $0.07 per share, and $16,384, or $0.13 per share, loss on asset impairment in the three and twelve months ended December 31, 2011 to further reduce the carrying value of certain hotels.

(4) In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in the calculation of EBITDA for each quarter of the year. The fourth quarter EBITDA calculation excludes the amounts recognized during the first three quarters. Percentage rental income included in EBITDA was $462 and $287 in the fourth quarter of 2011 and 2010, respectively.

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance along with net income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO



HPT

EXHIBIT B

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(in thousands, except per share data)

	For the Three Months Ended		For the Twelve Months Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net income (loss) available for common shareholders	$ 30,748	$ (100,426)	$ 160,560	$ (8,529)
Add: Depreciation and amortization	57,292	58,829	228,342	238,089
Loss on asset impairment [1]	9,121	147,297	16,384	163,681
FFO	97,161	105,700	405,286	393,241
Add: Acquisition related costs [2]	1,035	-	2,185	-
Loss on extinguishment of debt [3]	-	-	-	6,720
Less: Deferred percentage rent previously recognized in Normalized FFO [4]	(1,417)	(1,163)	-	-
Normalized FFO available for common shareholders	$ 96,779	$ 104,537	$ 407,471	$ 399,961
Weighted average shares outstanding	123,522	123,444	123,470	123,403
Net income (loss) available for common shareholders per share	$ 0.25	$ (0.81)	$ 1.30	$ (0.07)
FFO available for common shareholders per share	$ 0.79	$ 0.86	$ 3.28	$ 3.19
Normalized FFO available for common shareholders per share	$ 0.78	$ 0.85	$ 3.30	$ 3.24



(1) We recorded a $147,297, or $1.19 per share, and $163,681, or $1.33 per share, loss on asset impairment in the three and twelve months ended December 31, 2010. We recorded a $9,121, or $0.07 per share, and $16,384, or $0.13 per share, loss on asset impairment in the three and twelve months ended December 31, 2011 to further reduce the carrying value of certain hotels.

(2) Represents costs associated with our January 2012 acquisition of the entities that own or lease two Royal Sonesta Hotels.

(3) During the second quarter of 2010, we recorded a $6,720, or $0.05 per share, loss on the extinguishment of debt relating to the purchase of $185,696 face amount of our 3.8% convertible senior notes due 2027 for an aggregate purchase price of $185,626, excluding accrued interest. The loss on extinguishment of debt is net of unamortized issuance costs and discounts of $7,260 and $588 of transaction costs, net of the equity component of the notes of $1,058.

(4) In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters. Percentage rental income included in Normalized FFO was $462 and $287 in the fourth quarter of 2011 and 2010, respectively.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding gain or loss on sale of properties, plus real estate depreciation and amortization and impairment of assets. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include percentage rent in the period it is received versus when it is recognized as income in accordance with GAAP and exclude loss on early extinguishment of debt and acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.